Exhibit 99.2

Lianhe Sowell International Group Ltd. Secures RMB23.84 Million Order for 80 AI Spray Painting Robots in Malaysia and First UK Order

SHENZHEN, CHINA, Oct. 19, 2026 (GLOBE NEWSWIRE) -- Lianhe Sowell International Group Ltd (Nasdaq: LHSW) (the “Company”), a provider of industrial machine vision products and solutions in China, today announced that its subsidiary, Shenzhen Sowell Technology Development Co., Ltd. (“Shenzhen Sowell”), has entered into a sales contract with NMS Robotics Sdn. Bhd. (“NMS Robotics”) in Malaysia for 80 sets of Sowell Precision Vision AI Spraying Robots.

The contract has a total value of RMB23.84 million, marking a further step in the Company’s international expansion in intelligent equipment for the automotive aftermarket.

Under the contract , Shenzhen Sowell will supply its Sowell S.P. Robot for automotive aftermarket spray painting applications, with deliveries to be made in batches. Shenzhen Sowell will also provide installation, commissioning, operator training and after-sales support to assist the customer with equipment deployment and operation.

The robots combine nine-axis coordinated motion, 3D vision and precision spraying technology to support automation in automotive aftermarket spray painting, with operators handling supporting tasks and final inspection.

Separately, Shenzhen Sowell has entered into a sales contract with Rowley Spraybooths Midlands Ltd in the United Kingdom for one Sowell Precision Vision AI Spraying Robot with an automated spray gun changing system, together with automated spray gun cleaning and paint cup changing systems.

The Malaysian and UK orders represent the Company’s first orders in these respective markets, marking a further expansion of its overseas business and strengthening its international presence.

“We are pleased to secure this RMB23.84 million order for 80 AI spray painting robots from NMS Robotics in Malaysia, alongside an additional order from Rowley Spraybooths in the United Kingdom as we continue to expand the international reach of our intelligent equipment business,” said Mr. Yue Zhu, Chief Executive Officer and Director of the Company. “The Malaysian order represents an important step in the international commercialization of our intelligent spray painting equipment, while the UK order further supports our overseas business development. We look forward to supporting both customers through equipment delivery, installation and training, while continuing to develop overseas applications for our machine vision and robotics solutions.”

About Lianhe Sowell International Group Ltd

Lianhe Sowell International Group Ltd (Nasdaq: LHSW) provides industrial vision and industrial robotics solutions. With expertise in the field of machine vision and intelligent equipment, the Company specializes in smart transportation, industrial automation, artificial intelligence, and machine vision. Committed to offering comprehensive intelligent solutions to customers worldwide, the Company continuously advances the intelligent transformation of various industries through technological innovation. For more information, please visit: https://sowellai.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “plan” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other risk factors discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Lianhe Sowell International Group Ltd
Email: ir@cnsoftweIl.com
WFS Investor Relations Inc.
Email: services@wfsir.com
Phone: +1 628 283 9214